Exhibit 99.1

For Immediate Release

VIÑA CONCHA Y TORO REPORTS
FIRST QUARTER 2011 RESULTS

Santiago, Chile, May 9, 2011 - Viña Concha y Toro S.A. (“The Company” or “Concha y Toro”) (NYSE: VCO, Chile: Conchatoro), announced on Monday its consolidated financial results for the first quarter 2011 ended March 31, 2011.  Figures are stated in accordance with IFRS. US dollar figures (US$), except export figures, are based on the exchange rate effective March 31, 2011 (US$1.00=Ch$479.46).

Highlights 1Q 2011

●	Total sales rose by 17.5%.
●	Bottled export sales in Chilean pesos increased 19.8%.
●	Bottled export shipments increased 24.9% to 4,552,000 cases.
●	Bottled wine domestic sales in Chile increased 4.5% by value and decreased 10.9% by volume.
●	Operating income increased 2.5%, operating margin was 9.0% compared to 10.4% in 1Q10.
●	Net income decreased 0.7% to Ch$6,478 million (US$13.5 million).
●	Ebitda increased 6.6% to Ch$10,854 million (US$22.6 million). Ebitda margin was 13.6%.
●	Earnings per share decreased 0.7% to Ch$8.67.

Comments of the CEO

In the first quarter of this year we increase our export volumes, while continuing our direction of increase in prices and product mix. In part, this important increase is explained by the low comparison base of the same quarter last year which was negatively affected by the earthquake in late February 2010. While our export volumes grew by 25%, our revenues expressed in Chilean peso grew 20% as compared with the same quarter last year, considering the appreciation of the Chilean peso against all major currencies during the quarter.

In the domestic market, the effort towards profitability has continued this year and the first quarter has been no exception in reaching this goal: In this direction, our volumes have declined 11% while our sales have increased by 4.5% in this quarter against last year’s quarter. The premium wines have continue to grow its volume, and they grew 25% in the quarter.

Our business in Argentina is continuing its trend of increase in prices, and the volumes have declined both in the domestic market and in the export market.

First Quarter 2011 Results

Total Revenues

Total Company revenues increased 17.5% to Ch$ 79,607 million (US$ 166,03 million). This substantial increase was the result of our increase in our export sales volume in the quarter, as compared with a weak quarter in 2010 due to the effects of the earthquake in late February 2010. The increase in volumes in the export markets were partially offset by the continued appreciation of the Chilean peso compared with all major exporting currencies.

In the domestic market, the volumes of wines sold have declined as a consequence of an increase in prices, but total sales have increased as a result of this strategy. This has been counterweighted by an increase in our sales of other products (liquors, and premium beers).

Finally, our business in Argentina has experienced a decrease in volumes while the prices have been increased both in the export markets and in the domestic market.

Table 1 Total Revenues (in Ch$ millions)

			Change
	1Q11	1Q10	(%)
Export sales(1)	56,337	46,823	20,3%
Domestic sales–wine	12,296	11,456	7,3%
Domestic sales–other products	4,346	3,116	39,4%
Argentina exports(2)	3,102	3,259	-4,8%
Argentina domestic	1,638	1,779	-7,9%
Other revenues	1,887	1,340	40,8%
TOTAL	79,606	67,773	17,5%

Table 2 Sales of Bottled Wine

			Change
	1Q11	1Q10	(%)
Sales (in Ch$ million)
Export sales(1)	56,347	46,375	21,5%
Domestic sales–wine	12,296	11,456	7,3%
Argentina exports(2)	3,102	3,259	-4,8%
Argentina domestic	1,533	1,779	-13,8%
Total Sales (in Ch$ million)	73,279	62,870	16,6%

Volume (thousand liters)
Export sales	38,580	29,941	28,9%
Domestic sales–wine	14,208	15,730	-9,7%
Argentina exports	2,385	2,870	-16,9%
Argentina domestic	1,371	1,755	-21,9%

(1)	Export sales include exports to third parties and sales of the Company’s distribution subsidiaries (UK, Nordics, Brazil & Singapore).
(2)	This figure excludes shipments to the Company’s distribution subsidiaries, that have not been sold to third parties.

Export Revenues

Export sales rose 18.7% to Ch$59,439 million (including exports sales from Argentina) as compared to Ch$50,082 million in 1Q 2010. This increase was driven by higher volumes and prices in foreign currencies, partially compensated by the appreciation of the Chilean peso against all major export currencies, which in the quarter was a 7.1% against the US$ dollar, 8.8% against the Euro and 4.7% against the Sterling Pound.

Graph 1
Export Volume by Region (Including Exports from Argentina)
1st Quarter 2011

●	Bottled Wine Sales - Volume:

Export sales volume in the quarter grew 24.9% reaching 4,552,000 cases in the quarter. Part of this growth in percentage between the 1st quarter 2011 against the same period of 2010, is the low comparison base of 1Q 2010, due to the stopping of operations in CyT in March as a consequence of the earthquake.

In terms of volume growth by region, all of the export regions grew, specially the US Market and Latin America which grew 56% and 64.9% respectively. Export volumes to Europe as a whole grew by 10.7%, specially driven by the strong increase of sales in the quarter of our UK subsidiary of 14.6%. Exports to Canada & Asia increased by 17.4% and 16% respectively.

Domestic Sales, Chile

Bottled domestic wine sales increased 7.3% to Ch$12,296 million (US$25.7 million) in 1Q11, from Ch$11,456 million (US$23.9 million) in 1Q10, following a 9.7% decrease in volume and a 18.8% increase in the average price. Domestic market bottled wine sales by volume totaled 14.2 million liters in the quarter. There were no sales of bulk wine during the quarter.

The 9.7% drop in volume reflects a decrease in the generic category of 10.8%, and strong increases in the Varietal and Premium (and above) categories, of 15.2% and 19.5% en each of these categories respectively. This is in line with the strategy of the company of increasing profitability in all lines of business, taking into account the increase in the cost of the grapes that the industry as a whole experienced in the 2010 harvest.

Company brands continue strengthening in the market. According to AC Nielsen’s figures, for the three month period ended March 2011, Concha y Toro’s market share by volume was 31.6% compared to 30.6% at the end of 2010.

Chile Domestic Sales-other products

Domestic sales of other products, carried out by the domestic distribution subsidiary Comercial Peumo, including premium beer (imported and local) and liquors totaled Ch$4,346 million (US$9.1 million), a 39.4% increase from the same quarter last year showing the growing business since the incorporation of the distribution of Diageo products in Comercial Peumo’s portfolio since May 2009, and the growth in the premium beer segment, in line with the increase of the general income levels in Chile.

Argentine Operations
Revenues from the Argentine operation decreased 5.9% to Ch$4,740 million as a result of a 4.8% decrease in exports sales and a 7.9% decrease in domestic sales.

For the quarter, total Argentine exports of bottled wine, including shipments to the Company’s distribution subsidiaries abroad, totaled 264,971 cases, an decrease of 16.9% over 1Q10. In US dollar terms, exports increased 2.9% to US$6.45 million, showing an increase of 23.9% in the average price in US$ terms.

On the domestic side, sales of bottled wine in Argentina by volume decreased 21.9% to 152,303 cases and revenues in US dollar terms increased 7.0% to US$3.2 million, showing an increase of 19.05% in the average price in US$ in the quarter as compared with the same period of 2010.

Like the domestic market in Chile, the increase in average prices in US$ in the Argentine operation in the quarter, follows the strategy of the company in focusing in the profitability of the business.

Other Revenues
Other revenues, comprising fees for bottling services, sales of fruit and liquors, increased 35.8%, to Ch$1,791 million (Ch$3.7 million).

Cost of Sales

For the quarter, the total cost of sales rose 23.9% to Ch$53,593 million (US$111.8 million) from Ch$43,250 million (US$90.2 million) in 1Q10. The cost of sales as a percentage of total sales increased to 67.3% from 63.8%.

The gross margin decreased to 32.7% from 36.2%, mainly the effect of the appreciation of the Chilean peso in the quarter, and the higher cost of the wine due to the prices of the grapes in the harvest 2010. This has been partially offset by increases in prices both in the export and domestic markets, which has not fully reflected in the margins in the first quarter.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses increased 7.5% to Ch$18,826 million (US$39.3 million) in 1Q11 compared to Ch$17,508 million (US$36.5 million) in 1Q10. As a percentage of sales, SG&A decreased to 23.6% from 25.8% in 1Q10.

Operating Income

Operating income increased 2.5% to Ch$7,188 million (US$15.0 million) in 1Q11 compared to Ch$7,015 million (US$14.6 million) in 1Q10. The operating margin as a percentage of sales decreased to 9.0% from 10.4% in 1Q10.

Non-Operating Result

The non-operating result showed a gain of Ch$401 million (US$0.8 million) as compared to a gain of Ch$909 million (US$1.9 million) in 1Q2010. This difference is mainly explained by a reduction in the Exchange difference gains in the quarter, in which, the company continued with its policy of exchange rate hedging and fixing strategy to its exports. The profit for this concept in 1Q11 was Ch$1,425 million (US$2.97 million).

Interest expenses decreased 6.7% to Ch$725 million (US$1.5 million), resulting from lower average financial debt in the quarter. As of March 31, 2011, total financial debt was Ch$105,718 million (US$220.5 million).

Net Income and Earnings per Share (EPS)

Net income for the period decreased 0.7% to Ch$6,478 million (US$13.5 million) from Ch$6,526 million (US$13.6 million). Based on 747,005,982 weighted average shares, Concha y Toro’s earnings decreased to Ch$8.67 per share from Ch$8.74 in 1Q 2010.

Balance Sheet

Assets

As of March 31, 2011, the Company’s consolidated assets totaled Ch$614,832 million (US$1,2582 million) and were Ch$37,995 million (US$79.24 million) higher than the figure reported a year earlier, mainly due to an increase in current assets, involving a higher level of Cash and Cash equivalents.

Liabilities

As of March 31, 2011 total financial debt stood at Ch$105,718 million (US$220.5 million).
representing a year-on-year increase of Ch$11,619 million (US$24.2 million).

As of March 31, the financial debt to equity ratio stood at 0.28:1.

* * * * *

About Viña Concha y Toro

Viña Concha y Toro is South America’s leading wine producer whose products are distributed in 135 countries. Founded in 1883 by Don Melchor Concha y Toro, the Company produces and markets fine wines under the labels: Don Melchor, Carmín de Peumo, Amelia, Terrunyo, Marqués de Casa Concha, Trio, Casillero del Diablo, Sunrise and Frontera. The Company sells wines through the subsidiaries Viña Cono Sur, Viña Maipo, Viña Palo Alto, Viña Maycas del Limarí, and Bodega Trivento in Argentina. The Company cultivates 8,445 hectares of vineyards in Chile and 1,068 hectares in Argentina.

Viña Concha y Toro has been listed on the Santiago Stock Exchange since 1933 under the ticker symbol “Conchatoro”. In 1994, it became the first winery in the world to list on the New York Stock Exchange under the ticker symbol “VCO”. The Company has 3,162 employees and is headquartered in Santiago, Chile.

Forward Looking Statements

This press release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items. Forward-looking statements may be identified by the use of words such as “anticipate”, “continue”, “estimate”, “expect”, “intend”, “may”, “believe” and similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that occur in the future. There are a number of factors that could cause results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials costs, future exchange and interest rates, as well as other risk factors referred in the Company’s filings with the Securities and Exchange Commission.

Viña Concha y Toro S.A. Consolidated Income Statement In thousand Chilean pesos

	1Q2011	1Q2010	Change
	Th. Ch$	Th. Ch$	%
Operating Results
Sales revenues	79.606.606	67.773.410	17,5%
Cost of sales	(53.592.795)	(43.250.477)	23,9%
% of sales	67,3%	63,8%

Gross Profit	26.013.811	24.522.933	6,1%
% of sales	32,7%	36,2%

Selling & Adm. Expenses	(18.825.921)	(17.507.678)	7,5%
% of sales	23,6%	25,8%

Operating Income	7.187.890	7.015.255	2,5%
% of sales	9,0%	10,4%
Non-Operating Results
-Non-operating income	190.875	127.918	49,2%
-Equity income	(118.104)	95.974	-223,1%
-Non-operating expenses	(99.979)	(126.354)	-20,9%
-Financial expenses	(724.839)	(776.878)	-6,7%
-Price level restatement	(272.293)	(98.411)	176,7%
-Exchange differences	1.425.274	1.687.207	-15,5%

Non-operating result	400.935	909.456	-55,9%

Income before income tax	7.588.825	7.924.711	-4,2%
Less: income tax	(1.110.731)	(1.398.272)	-20,6%

Net Income	6.478.094	6.526.439	-0,7%
-Earnings per share (Ch$)	8,67	8,74	-0,7%

EBITDA	10.854.471	10.181.506	6,6%
% sales	13,6%	15,0%

Viña Concha y Toro S.A. Consolidated Balance Sheet In thousand Chilean pesos

	As of	As of
	March 31, 2011	March 31, 2010
Assets

Cash and cash equivalents	76.026.998	22.779.580
Inventories	119.942.003	121.772.992
Accounts receivable	89.303.236	99.140.198
Biological current assets	4.593.280
Other current assets	11.795.103	25.201.917
Total current assets	301.660.620	268.894.687

Property, plant & equipment, net	225.576.728	227.703.743
Biological fixed assets	54.663.975	53.854.588
Other fixed assets	9.842.974	8.425.345
Other assets non current	23.088.174	17.959.144
Total non current assets	313.171.851	307.942.820
Total assets	614.832.471	576.837.507

Liabilities
Loans and other liabilities	25.620.652	43.005.013
Other current liabilities	101.647.718	100.399.147
Total current liabilities	127.268.370	143.404.160

Loans and other liabilities	80.096.995	51.093.151
Other non current liabilities	31.607.721	31.624.438
Total non current liabilities	111.704.716	82.717.589

Total Liabilities	238.973.086	226.121.749

Equity
Paid-in-capital	84.178.790	78.816.525
Retained earnings	285.482.204	262.992.095
Other reserves	6.198.386	8.907.135
Net equity attributable to parent comp. shareholders	375.859.380	350.715.755
Minority Interest	5	3
Total Equity	375.859.385	350.715.758
Total Equity and Liabilities	614.832.471	576.837.507